Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

August 7, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Automatic Data Processing, Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2015

Ladies and Gentlemen:

We are hereby electronically filing via EDGAR Automatic Data Processing, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 30, 2015, including the financial statements, schedules and exhibits thereto.

Very truly yours,

/s/ Michael Bonarti
Michael Bonarti
Vice President

VIA EDGAR
Attachment